SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO


                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 2 -Final Amendment)


                                TRANSOCEAN INC.
                       (Name of Subject Company (issuer))

                                 TRANSOCEAN INC.
                      (Names of Filing Persons (offerors))

               ZERO COUPON CONVERTIBLE DEBENTURES DUE MAY 24, 2020
                         (Title of Class of Securities)

                                   893830 AA 7
                      (CUSIP Number of Class of Securities)

                               ERIC B. BROWN, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                 TRANSOCEAN INC.
                                4 GREENWAY PLAZA
                              HOUSTON, TEXAS 77046
                                 (713) 232-7500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                              GENE J. OSHMAN, ESQ.
                              JOHN D. GEDDES, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]     third-party  tender  offer  subject  to  Rule  14d-1.
     [X]     issuer  tender  offer  subject  to  Rule  13e-4.
     [ ]     going-private  transaction  subject  to  Rule  13e-3.
     [ ]     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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                         AMENDMENT NO. 2 TO SCHEDULE TO

     Transocean Inc., a Cayman Islands company, hereby amends its Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on April 25, 2003, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on May 13, 2003, relating to the offer by Transocean to repurchase all outstanding Zero Coupon Convertible Debentures Due May 24, 2020 issued by Transocean on May 24, 2000. Capitalized terms that we use in this Amendment No. 2 without definition have the meanings given them in the Schedule TO. This Amendment No. 2 is the final amendment to the Schedule TO.


ITEMS 1, 4, 8 AND 11


     Items 1, 4, 7, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

          "The Offer expired at 10:00 a.m., New York City time, on May 27, 2003. Based on information provided by the paying agent, as of the expiration time, written repurchase notices for $838,632,000 in aggregate principal amount of debentures, representing approximately 97% of the outstanding aggregate principal amount of debentures, had been delivered to the paying agent and not withdrawn. We have accepted all such debentures for payment, and, in accordance with the terms of the indenture governing the debentures, we have forwarded to the paying agent the appropriate amount of cash required to pay the total repurchase price for the surrendered debentures. The total amount of cash forwarded to the paying agent was $527,138,916.24. The paying agent will promptly distribute the cash to the holders."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 27, 2003

                                          TRANSOCEAN INC.


                                          By:  /s/ Eric B. Brown
                                             ----------------------------------
                                                Eric B. Brown
                                                Senior Vice President, General
                                                Counsel and Corporate Secretary



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